UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

        UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 5)*

                          United Auto Group, Inc.
-----------------------------------------------------------------------------
                              (Name of Issuer)

                Common Stock (Par Value $ 0.0001 Per Share)
  Common Stock (Par Value $ 0.0001 Per Share) Issuable Upon Conversion of
              Series A Convertible Preferred Stock, Series B
                  Preferred Stock or Exercise of Warrants
-----------------------------------------------------------------------------
                       (Title of Class of Securities)

                                909440 10 9
-----------------------------------------------------------------------------
                               (CUSIP Number)

                          Valerie Ford Jacob, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                             New York, NY 10004
                                212-859-8000
-----------------------------------------------------------------------------
    (Name, Address and Telephone Number of Persons Authorized to Receive
                        Notices and Communications)

                              October 24, 2000
-----------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No. 909440 10 9

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        INTERNATIONAL MOTOR CARS GROUP I, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

        NOT APPLICABLE

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

        NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               10,808,574

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             10,808,574

                10  SHARED DISPOSITIVE POWER

                        0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        14,731,441

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        43.2%

14  TYPE OF REPORTING PERSON

        OO

                             SCHEDULE 13D

CUSIP No. 909440 10 9

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        INTERNATIONAL MOTOR CARS GROUP II, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

        NOT APPLICABLE

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

        NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               3,053,317

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             3,053,317

                10  SHARED DISPOSITIVE POWER

                        0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        14,731,441

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        43.2%

14  TYPE OF REPORTING PERSON

        OO

                             SCHEDULE 13D

CUSIP No. 909440 10 9

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        PENSKE CAPITAL PARTNERS, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

        NOT APPLICABLE

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

        NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               13,861,891

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             13,861,891

                10  SHARED DISPOSITIVE POWER

                        0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        14,731,441

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        43.2%

14  TYPE OF REPORTING PERSON

        OO

                             SCHEDULE 13D

CUSIP No. 909440 10 9

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        JAMES A. HISLOP

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

        NOT APPLICABLE

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

        NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           13,861,891

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             0

                10  SHARED DISPOSITIVE POWER

                        13,861,891

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        14,731,441

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        43.2%

14  TYPE OF REPORTING PERSON

        IN

                             SCHEDULE 13D

CUSIP No. 909440 10 9

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        ROGER S. PENSKE

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

        PF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

        NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               410,000

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           14,321,441

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             410,000

                10  SHARED DISPOSITIVE POWER

                        14,321,441

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        14,731,441

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        43.2%

14  TYPE OF REPORTING PERSON

        IN

                             SCHEDULE 13D

CUSIP No. 909440 10 9

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        PENSKE CORPORATION

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS

        WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

        NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        MICHIGAN

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               459,550

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             459,550

                10  SHARED DISPOSITIVE POWER

                        0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        14,731,441

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        43.2%

14  TYPE OF REPORTING PERSON

        CO

          This Amendment No. 5 ("Amendment") amends and supplements the
Schedule 13D filed on behalf of International Motor Cars Group I, L.L.C., a Delaware limited liability company ("IMCG I"), International Motor Cars Group II, a Delaware limited liability company ("IMCG II" and together with IMCG I, the "Purchasers"), Penske Capital Partners, L.L.C., a Delaware limited liability company ("PCP"), Penske Corporation, a Delaware corporation ("Penske Corporation"), Roger S. Penske and James A. Hislop with the Securities and Exchange Commission on April 22, 1999, as amended by Amendment No. 1 filed on May 3, 1999, Amendment No. 2 filed on August 5, 1999, Amendment No. 3 filed on February 8, 2000 and Amendment No. 4 filed on September 12, 2000 (the "Schedule 13D"), relating to the Voting Common Stock, par value $0.0001 per share (the "Voting Common Stock") of United Auto Group, Inc., a Delaware Corporation (the "Company"). Penske Corporation, together with IMCG I, IMCG II, PCP, Roger S. Penske and James A Hislop are collectively referred to in this Amendment as the "Reporting Persons". The Reporting Persons have entered into a Joint Filing Agreement, dated as of September 12, 2000, a copy of which is attached hereto as
Exhibit 15. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

ITEM 2.   IDENTITY AND BACKGROUND.

     The name, business address, citizenship and present principal occupation of each executive officer and director of Penske Corporation are set forth in Annex I to this Schedule 13D, which is incorporated herein by reference.

     During the past five years, neither Penske Corporation nor, to the best knowledge of Penske Corporation, any executive officer or director of Penske Corporation, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Penske Corporation has the sole power to direct the vote and disposition of all of the shares of Voting Common Stock of the Company owned by Penske Corporation through its wholly owned subsidiary, Penske Automotive. In addition, by reason of Roger S. Penske's position as Chairman of Penske Corporation and Roger S. Penske's beneficial ownership of a majority of the stock of Penske Corporation, Penske Corporation and the other Reporting Persons may be deemed to constitute a Group. Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that such a Group exists, and the existence of any such Group is hereby expressly disclaimed. Penske Corporation hereby expressly disclaims any beneficial ownership in any Series A Preferred Stock, Series B Preferred Stock, Warrants exercisable for Voting Common Stock, Warrants exercisable for Non-Voting Common Stock, the shares of Voting Common Stock owned by, or the options to purchase shares of Voting Common Stock granted to, Roger S. Penske, and Voting Common Stock beneficially owned by any of the other Reporting Persons. Each of IMCG I, IMCG II, PCP and James A. Hislop hereby expressly disclaims any beneficial ownership in any Voting Common Stock beneficially owned by Penske Corporation or directly owned by Roger S. Penske.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The total amount of funds used to purchase the 107,000 shares of Voting Common Stock of the Company purchased by Penske Corporation through Penske Automotive, its wholly owned subsidiary, between September 12, 2000 and October 23, 2000 was $954,444.50. Such funds were obtained from the working capital of Penske Corporation, and were contributed to Penske Automotive by Penske Corporation.

ITEM 4.   PURPOSE OF TRANSACTION.

          The shares of Voting Common Stock purchased by Penske Corporation on the open market through Penske Automotive, its wholly owned subsidiary, were purchased for investment purposes.

ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.

          As of October 25, 2000, the Reporting Persons were advised by the Company that there were 19,850,331 shares of Voting Common Stock outstanding (not including any securities convertible into Voting Common Stock).

          (a) As of October 25, 2000, as a result of transactions reported in this Schedule 13D, including the June 2000 Dividend Payment (as defined in Item 5(c) below) and the purchases described in Item 3 above, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 14,731,441 shares of Voting Common Stock, which constitutes approximately 43.2% of the 34,112,222 shares of Voting Common Stock deemed to be outstanding for this purpose. The 34,112,222 shares deemed to be outstanding was determined by adding the 19,850,331 shares of Voting Common Stock currently outstanding to the 14,261,891 shares of Voting Common Stock into which the shares of Series A Preferred Stock and Series B Preferred Stock are convertible and for which the Warrants and options are exercisable.

          On May 19, 2000, Roger S. Penske purchased 10,000 shares of Voting Common Stock at $9.4375 per share in an open market transaction on the New York Stock Exchange. The funds used to purchase such shares were obtained from the personal funds of Roger S. Penske. Roger S. Penske may hold his shares of Voting Common Stock, sell shares of Voting Common Stock, or purchase additional shares of Voting Common Stock depending on market and general economic conditions, the business affairs and financial condition of the Company, the market price of Voting Common Stock and other factors deemed relevant by Roger S. Penske.

          (b) Assuming the conversion into Voting Common Stock of the Series A Preferred Stock and Series B Preferred Stock and the exercise of the Warrants into Voting Common Stock, IMCG I has the sole power to direct the vote and disposition of 10,808,574 shares of Voting Common Stock, and IMCG II has the sole power to direct the vote and disposition of 3,053,317 shares of Voting Common Stock, in each case subject to certain restrictions contained in the Stockholders Agreement and described in Item 4 of this
Schedule 13D. Penske Corporation has the sole power to direct the vote and disposition of 459,550 shares of Voting Common Stock. Roger S. Penske has the sole power to direct the vote and disposition of 10,000 shares of Voting Common Stock and upon the exercise of the option to purchase 400,000 shares of Voting Common Stock granted to Roger S. Penske at the Second Closing, Roger S. Penske will have the sole power to direct the vote and disposition of an aggregate of 410,000 shares of Voting Common Stock.

          (c) Since the last filing date, Penske Corporation, through Penske Automotive, its wholly owned subsidiary, and with the consent of the Company and in compliance with Rule 10b-18 under the Securities Exchange Act of 1934, as amended, purchased the following shares of Voting Common Stock, all in open market transactions on the New York Stock Exchange:

     Purchase Date          Number of Shares        Per Share Purchase Price
     -------------          ----------------        ------------------------
         9/12/00                    5,000                    $8.6850
         9/13/00                   15,000                    $8.8933
         9/15/00                   52,000                    $9.0600
         9/18/00                   25,000                    $9.0600
         10/23/00                  10,000                    $8.0000


          On October 24, 2000, in accordance with the Certificate of Designation for each of the Series A Preferred Stock and the Series B Preferred Stock, the Board of Directors declared and paid to IMCG I and IMCG II a pay-in-kind dividend consisting of an aggregate of 217.503 shares of Series A Preferred Stock and 61.442 shares of Series B Preferred Stock representing accrued and unpaid dividends through June 30, 2000 in respect of the outstanding shares of Series A Preferred Stock and Series B Preferred Stock (the "June 2000 Dividend Payment"). Pursuant to the Certificates of Designation, such shares are convertible into 217,503 shares of Voting Common Stock and 61,442 shares of Non-Voting Common Stock, respectively.

          Except as described herein, none of the Reporting Persons have effected any transactions in the Voting Common Stock since the last filing date.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 26, 2000


                              INTERNATIONAL MOTOR CARS GROUP I, L.L.C.


                                       By:  PENSKE CAPITAL PARTNERS, L.L.C.
                                            Its Managing Member

                                            By: /s/ James A. Hislop
                                                -----------------------------
                                                James A. Hislop
                                                President

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 26, 2000


                              INTERNATIONAL MOTOR CARS GROUP II, L.L.C.


                                       By:  PENSKE CAPITAL PARTNERS, L.L.C.
                                            Its Managing Member

                                            By: /s/ James A. Hislop
                                                -----------------------------
                                                James A. Hislop
                                                President

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 26, 2000


                              PENSKE CAPITAL PARTNERS, L.L.C.



                                       By:  /s/ James A. Hislop
                                            ---------------------------------
                                            James A. Hislop
                                            President

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 26, 2000






                                      /s/ James A. Hislop
                                      ---------------------------------
                                      James A. Hislop

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 26, 2000






                                      /s/ Roger S. Penske
                                      ---------------------------------
                                      Roger S. Penske

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 26, 2000


                              PENSKE CORPORATION



                                       By:/s/ Robert Kurnick
                                          ----------------------------------
                                            Name:  Robert Kurnick
                                            Title: Executive Vice President

                                  Annex I

           Executive Officers and Directors of Penske Corporation

The name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Penske Corporation is set forth below. Each executive officer and each director of Penske Corporation is a citizen of the United States.

Name                       Business Address                    Principal Occupation

EXECUTIVE OFFICERS

Roger S. Penske            Penske Corporation                  Chairman of the Board and
                           13400 Outer Drive                   Chief Executive Officer,
                           Detroit, Michigan 48239             Penske Corporation

Richard J. Peters          Penske Corporation                  President,
                           13400 Outer Drive, Suite B48        Penske Corporation
                           Detroit, Michigan  48239

Walter P. Czarnecki, Sr.   Penske Corporation                  Executive Vice President,
                           13400 Outer Drive, Suite B14A       Penske Corporation
                           Detroit, Michigan  48239

Robert H. Kurnick, Jr.     Penske Corporation                  Executive Vice President,
                           13400 Outer Drive, Suite B36        Penske Corporation
                           Detroit, Michigan  48239

Lawrence N. Bluth          Penske Corporation                  Executive Vice President,
                           13400 Outer Drive, Suite B18        Secretary and General Counsel,
                           Detroit, Michigan  48239            Penske Corporation

Paul F. Walters            Penske Corporation                  Executive Vice President -
                           13400 Outer Drive, Suite B46        Administration,
                           Detroit, Michigan  48239            Penske Corporation

J. Patrick Conroy          Penske Corporation                  Senior Vice President -
                           13400 Outer Drive, Suite B47        Corporate Finance,
                           Detroit, Michigan  48239            Penske Corporation

DIRECTORS

Roger S. Penske            Penske Corporation                  Chairman of the Board and
                           13400 Outer Drive                   Chief Executive Officer,
                           Detroit, Michigan 48239             Penske Corporation

James A. Hislop            Penske Capital Partners             President and Chief
                           399 Park Avenue, 36th Floor         Executive Officer,
                           New York, New York 10022            Penske Capital Partners

Roger Birk                 Merrill Lynch                       Retired
                           11988 S.E. Intracoastal Terrace
                           Tequesta, Florida 33469

Walter P. Czarnecki, Sr.   Penske Corporation                  Executive Vice President,
                           13400 Outer Drive, Suite B14A       Penske Corporation
                           Detroit, Michigan 48239

Gregory W. Penske          Penske Automotive Group             President,
                           3534 N. Peck Road                   Penske Automotive Group
                           El Monte, California 91731

Roger S. Penske, Jr.       Penske Toyota                       President,
                           9136 E. Firestone Boulevard         Penske Toyota
                           Downey, California 90241

Richard J. Peters          Penske Corporation                  President,
                           13400 Outer Drive, Suite B48        Penske Corporation
                           Detroit, Michigan 48239

Patrick G. Ryan, Jr.       Ryan Enterprises Corporation        President, Ryan
                           123 N. Wacker Drive, Suite 900      Enterprises Corporation
                           Chicago, Illinois 60606

Timothy D. Leuliette       Heartland Industrial Partners       Senior Managing Director
                           39400 N. Woodward Avenue,           and Chief Executive Officer,
                           Suite 130                           Heartland Industrial Partners
                           Bloomfield Hills, Michigan 48304

Donald J. Hofmann, Jr.     Chase Capital Partners              General Partner,
                           1221 Avenue of the Americas,        Chase Capital Partners
                           39th Floor
                           New York, New York 10020

                               EXHIBIT INDEX

Exhibit 15  --   Joint Filing Agreement, dated as of September 12, 2000.